SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 Avenue of the Americas
New York, NY 10018
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

October 26, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Peggy Fisher, Esq.
Jay Mumford, Esq.
Ms. Tara Harkins
Ms. Michele Gohlke

Re:	Thomas Equipment, Inc.
Registration Statement on Form S-1
Amendment No. 5
File No. 333-124217

Ladies and Gentlemen:

We are counsel to Thomas Equipment, Inc., a Delaware corporation (the "Company"), which has today filed Amendment No. 5 to its Registration Statement on Form S-1, Registration No. 333-124217 (as amended, the "Registration Statement"). This letter responds to your letter dated October 19, 2005, relating to comments of the Staff in connection with the above-referenced submission.  We will respond in a separate letter (and, as appropriate, file a further amendment) to respond to the comments of the Staff that were included in your letter of October 20, 2005.

The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the Registration Statement.  For your convenience, four copies of the Registration Statement, marked against the previous filing,  have been forwarded to the Staff.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

Very truly yours,
/s/ THOMAS A. ROSE
Thomas A. Rose

cc:      David Marks,
           Chairman

Thomas Equipment, Inc.

Amendment # 5 to Registration Statement on Form S-1

File No. 333-124217

Responses to SEC Comment Letter dated October 19, 2005

Prospectus Cover Page

1.
We note your response to our prior comment 1 from our letter dated August 26, 2005. In the third full paragraph on your cover page, please clearly explain, if true, how the 7,900,000 is not part of the 20,000,000 revolving note facility, and the 8,000,000 is a component of such facility. Also, please describe the facility consistently throughout the document. For example, we note that you describe the facility as an "accounts receivable, inventory and fixed asset financing" which term you do not appear use in other parts of the prospectus.

Response

The wording of the paragraph has been modified (including removing the reference to ‘accounts receivable, inventory and fixed asset financing’), as follows:

“Certain of the shares being offered hereby are being offered by Laurus Master Fund Ltd., upon conversion of term notes in the aggregate principal amount of $7,900,000, for which we received an aggregate of $7,900,000 upon the sale of these term notes. Certain additional shares being offered hereby are being offered by Laurus Master Fund Ltd., upon conversion of $8,000,000 of a maximum $20,000,000 revolving credit facility. As of September 30, 2005, we have an outstanding balance of $18,774,000 under the $20,000,000 revolving credit facility.”

Recent Events, page 7

2.	We note that you describe the fee paid to Laurus was $898. Please do not omit figures from the fee.

Response

The amount of the fee has been corrected to $898,000.

3.
Please tell us how you determined that $22 million is due under the notes given that it appears that you have not drawn down the entire amount. Also, show us the calculations underlying your statement that the waiver consideration was less than damages otherwise due.

Response

The amount of $22 million due under the notes that is referenced in this section is the original principal amount of the notes, representing the sum of the initial term loan of $6 million and the initial maximum revolving facility of $16 million.

If Laurus had charged penalties from July 22 to October 15 (a period of 86 days) at 2% per month of the original principal amount of the loans of $22,000,000 ($440,000 per month), the penalties would have aggregated approximately $1,260,000, compared with the $898,000 fee charged.

Risk Factors, page 11

4.
We note your new language describing the risk factors where you state that the risks described are not the only risks and uncertainties that may develop and that other risks you have not predicted or evaluated may affect you. You must disclose all risks that you believe are material at this time. Please revise or remove this language.

Response

We have revised the disclosure to delete the following statements:

“The risks and uncertainties described below are not the only risks and uncertainties that could develop. Other risks and uncertainties that we have not predicted or evaluated could also affect us.”

Financial Statements
Independent Auditor's Report, page F-3

5.
You state within Note 2 that your successor financial statements were prepared using accounting principles generally accepted in the United States of America applicable to a going concern. However, the audit report issued by your independent accountants for the nine months ended June 30, 2005 does not include a going concern paragraph. In light of these facts, please have your independent accountants' revise its report to include a going concern paragraph and include in note 2 the appropriate and prominent disclosure of the financial difficulties giving rise to the uncertainty. Include a discussion, here and in the capital resources and liquidity section of MD&A, of management's viable plan that has the capability of removing the threat to the continuation of the business. Alternatively, please revise Note 2 to include management's plan which mitigated the need to issue an audit report including a going concern paragraph. Your discussion should include here and elsewhere in the filing the specific details of management's viable plan to begin generating profits from operations during the fiscal year ending June 30, 2006. Refer to the guidance in AU Section 341 and FRC 607.02.

Response

Note 2 and the Liquidity and Capital Resources section of MD&A have been revised to more clearly discuss management’s plans to mitigate the threat to the continuation of the business.

Consolidated Statements of Operations and Comprehensive Loss, page F-8

6.
Revise your consolidated statements of operations to include the non-cash stock based compensation in the same lines as cash compensation paid to the same employees. You may parenthetically note to the appropriate income statement line items the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. Refer to the guidance provided in SAB Topic 14-F.

Response

To clarify, the non-cash stock based compensation of $6,431,000 related to Laurus ($911,000) and our founders ($5,520,000), in connection with their initial purchases of our common stock. We do not expect that such expense will recur in the future. Because of the significance of the amounts, both to the quarter in which the transactions occurred but also to our statement of operations for the nine months ended June 30, 2005, we believe it is appropriate to present the amounts on a separate line. With the exception of Clifford Rhee, our President, none of the other individuals or entities to which the compensation charges relate are employees (though certain of them are Directors). Accordingly, there is no other “cash compensation paid to the same employees” with which to combine these amounts. The current reporting (on a separate line) clearly highlights these expenses and allows them to be readily compared to the corresponding amounts in our Statements of Cash Flows and of Stockholders’ Equity. However, to respond to your comment, we have combined the amounts with our General and Administrative Expenses and modified the format of our MD&A accordingly.

Notes to Consolidated Financial Statements, page F-15
Note 12: Convertible Long-term Debt, page F-35

7.	We note your response to our prior comment 7. We are continuing to evaluate your response to our comment.

Response

We will respond to your comments on this item, included in your comment letter dated October 20, 2005, in a separate response letter.

Audited Financial Statements of Pneutech, Inc.. page F-65 General

8.
Please update the audited financial statements of Pneutech, Inc. to include the audited consolidated balance sheet as of October 31, 2003 and related required footnote disclosures. Refer to the instructions of Item 8(A)(2) of Form 20-F, specifically paragraph 3, and previous correspondence from us dated February 22, 2005.

Response

The audited financial statements of Pneutech, Inc. have been updated to include the audited consolidated balance sheet as of October 31, 2003 and related footnote disclosures.

Independent Auditors' Report, page F-66

9.	Please provide an auditor report that refers to the consolidated balance sheet at October 31, 2003 with your next amendment.

Response

The auditors’ report now refers to the October 31, 2003 consolidated balance sheet.

Pro Forma Combined Condensed Statement of Operations, page F-86
Pro Forma Combined Condenses Statement of Operations, page F-89

10.
Please revise to include your earnings per share, basic and diluted, and weighted average shares outstanding; basic and diluted for Thomas Equipment, Inc. (Successor) for the nine months ended June 30, 2005 on a historical basis.

Response

The historical results for Thomas Equipment, Inc. (Successor) for the nine months ended June 30, 2005 have been revised to reflect the historical earnings per share and weighted average shares outstanding.

Notes to Unaudited Pro Forma Combined Statement of Operations, page F-90
Note 2, Pro Forma Adjustments-Year Ended June 30, 2005, page F-90

11.	Reference is made to adjustment (c). Please revise to provide a brief description of the nature of the pro forma adjustment.

Response

An introductory paragraph, describing the nature of the adjustment, has been added to the pro forma footnote.

12.	Reference is made to adjustment (f). Please revise to include the supporting calculation provided in your response to our prior comment 11.

Response

The supporting calculation included in our response to your prior comment 11 has now been included in the footnote to the pro forma adjustment.

Form 10-KSB for the Fiscal Year Ended June 30. 2005

13.	Prior to the effectiveness of the Registration Statement, please amend your Form 10-K to incorporate the responses to our comments from this letter, as applicable.

Response

An amended Form 10-K, incorporating the responses to your comments, will be filed prior to effectiveness of the Registration Statement.

Form 10-QSB for the Fiscal Quarter Ended March 31. 2005 (as amended) and December 31, 2004 (as amended)

14.	Prior to the effectiveness of your Form S-l, please amend your Form 10-QSB to incorporate the responses to our comments from this letter, as applicable.

Response

Amended Forms 10-QSB for the quarters ended March 31, 2005 and December 31, 2004 will be filed prior to effectiveness of the Registration Statement.